Exhibit 99.1

N E W S   R E L E A S E

Siyata and ESChat to Support 2024 Special Olympics with Push-to-Talk (PTT) Handsets and Service

Partnering to equip event personnel and volunteers with turnkey communication solution

Vancouver, BC – January 29, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, announces it is providing its SD7 handsets for use at the 2024 Special Olympics. The Company has partnered with ESChat, a provider of broadband Push-to-Talk (PTT) services, to provide secure PTT communications for event personnel and volunteers.

The 2024 Special Olympics State Winter Games will be held on and between February 23-24, 2024 in Syracuse, NY.

Siyata CEO, Marc Seelenfreund, commented, “We are honored to support the Special Olympics again this year and renew our partnership with ESChat. ESChat’s PTT service integrated with our ruggedized handsets creates a comprehensive, turnkey solution that provides secure communications that will help keep athletes, coaches, volunteers and spectators safe by keeping event personnel reliably connected.”

The SD7 enables push-to-talk communications for users in a simple easy-to-use rugged Android based Push-To-Talk (PTT) handset with excellent sound quality that operates over a high bandwidth 4G LTE network to provide consistent connectivity. Its IP68 rating, resistance to water and dust, drop protection, and robust battery make it well suited for use in harsh winter conditions. Users of the SD7 can initiate and receive talk-group calls, receive private calls, notify others of emergencies and report locations.

President of ESChat, Josh Lober, said, “We’ve seen strong adoption across our markets for ESChat service on the Siyata SD7. EMS communication is a primary focus of our company, so working with the Special Olympics is a natural fit. The 2024 Winter Games in Syracuse will be the sixth Special Olympics event we have served, and we’re proud to be recognized as an official sponsor of the Special Olympics of New York (SONY). The combination of the Siyata SD7 and ESChat will once again provide SONY personnel a seamless and secure communications solution that is ready to operate, easy to use and most importantly, supports a safe and successful event.”

About ESChat:

ESChat (eschat.com) is the leading solution for broadband Push-to-Talk (PTT) services. ESChat is a FirstNet Certified™ solution and is also approved by the Defense Information Systems Agency (DISA) for U.S. military operational use. ESChat operates on and across all wireless carriers, providing intercarrier interoperability. ESChat supports Quality of Service (QoS), Radio Access Network (RAN) Priority, and Preemption enhancements available to FirstNet subscribers, as well as QoS and RAN priority enhancements on the Verizon Wireless and AT&T commercial networks. In North America, ESChat is the primary PTT offering by T-Mobile and TELUS.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

ESChat Corporate:

media@eschat.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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